U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___    Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting        Tuberosa, Rick
Person                                   6507 King Palm Way
                                         Apollo Beach, FL  33572

2.  Issuer Name and Ticker or            Network Systems
Trading Symbol                           International, Inc.
                                         (NESI)

3.  IRS Number of Reporting Person,      ###-##-####
if an Entity (Voluntary)

4.  Statement for Month/Year:            December, 1997

5.  If Amendment, Date of Original       N/A

6.  Relationship of Reporting            Director
Person to Issuer
     (Check all applicable)

7.  Individual or Joint/Group            _x__ Form filed by one
Filing (Check applicable line)           Reporting Person
                                         ___ Form filed by more
                                         than one Reporting
                                         Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                   Common Stock

2.  Transaction Date  (Month/Day/Year)  12/16/97

3. Transaction Code  (Instr. 8)         Code:   A
                                        V:

4.  Securities Acquired (A) or          Amt:          45,000
Disposed of (D)
                                        (A) or (D)    A
                                        Price:        $3.48

5.  Amount of Securities Beneficially
Owned at                                45,000
End of Month
6.  Ownership form:  Direct (D) or      I
Indirect (I)

7.  Nature of Indirect Beneficial       Mr. Tuberosa is owner
Ownership:                              - operator and
                                        majority shareholder
                                        of Palm State
                                        Equities, Inc. and
                                        holds the stock as
                                        beneficial owner of
                                        such shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                        N/A

2.  Conversion or Exercise Price of
Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                      Code:

                                          V:

5.  Number of Derivative Securities       (A)
Acquired (A) or Disposed of (D)
                                          (D)

6.  Date Exercisable and Expiration Date  Date
   (Month/Day/Year)                       Exercis-
                                          able

                                          Expiration
                                          Date
7.  Title and Amount of Underlying        Title
Securities

                                          Amount or
                                          Number of
                                          Shares

8.  Price of Derivative Security:

9.  Number of Derivative Securities
Beneficially Owned at End of Month:

10.  Ownership Form of Derivative
Security:  Direct (D) or Indirect (I)

11.  Nature of Indirect Beneficial
Ownership

/s/ Rick Tuberosa
Signature of Reporting Person


Date:   01/05/97